

Alfred Cardenas · 2nd in

CEO & Founder at TFT News | Antler SG3 | We Are Hiring
New York, New York, United States · 500+ connections ·
Contact info

 TFT News

AMA University

Highlights

4 mutual connections
You and Alfred both know Adie Akuffo-Afful, Joseph Paul Ramos, and 2 others

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About

Alfred Cardenas is an experienced startup founder who built a $1 million fintech startup based in Singapore back by notable investors.
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Featured

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Techsauce Global Pitching Championships 2019
YouTube
I pitched Jungle in Bangkok, Thailand for the Techsauce Global Pitching Championships...


Sharing my Net 25's Open for Business TV interview about the Fourth Industrial...



🔵 🔴 10


MoneySense PH
MoneySense PH
got started in bus

Activity
18,395 followers


I couldn't agree more! Technology should be used to improve the way things work...
Alfred replied to a comment


The pleasure is ours, Kirk! So glad that you're one of the avatars in the line-...
Alfred replied to a comment


Chinkee Tan, Tricia Zafra, Joseph Thaddeus Morong, Tonipet Gaba, Simon...
Alfred commented


When I founded The Financial Today, I am fully convinced that the future of...
Alfred shared this
20 Reactions • 5 Comments

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Experience


CEO & Founder
TFT News · Full-time
Jun 2020 – Present · 8 mos
New York, New York, United States

TFT News (TFT Media Ventures Inc.) is a New York-based digital news & media startup that provides news and related content powered by Artificial Intelligence for the next-generation audiences in Asia-Pacific and beyond.


CEO & Co-Founder
Jungle · Full-time
Dec 2018 – Jun 2020 · 1 yr 7 mos
Singapore

In December 2018, I personally had a harassing experience from one of the leading purchase financing companies in the Philippines.

This experience led me to question if there's a better way to do purchase financing that I ...see more

 Jungle Consumer App    Jungle Merchant App


Entrepreneur
Antler
Jul 2019 – Sep 2019 · 3 mos
Singapore


Financial Advisor
Philam Life
Jun 2018 – Jul 2019 · 1 yr 2 mos
NCR - National Capital Region, Philippines


Shopify Expert Partner
Shopify
Dec 2017 – Dec 2018 · 1 yr 1 mo
San Francisco, California

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Education


AMA University
Bachelor of Science - BS, Finance and Financial Management Services
2020


STI College
Bachelor's Degree, Information Technology
2009 – 2011
Activities and Societies: Theatre Club

I had my formal education in Information Technology that exposed me to different disciplines and lessons about the subject. This is also the stage in my life when I discovered my extreme passion for entrepreneurship and technology that led me to its pursuit and my inevitable departure as a dropout.


Binangonan Catholic College
High School
2003 – 2007
Activities and Societies: Supreme Student Council (Board Member), Football (Team Captain), Taekwondo (Fin Weight Division), Boxing (Flyweight Division)

I had my high school education under a catholic school that taught me not just the formal lessons of secondary education, but also the values and virtues of catholicism.

Licenses & certifications


Effectively Delivering the News to Your Audience
Michigan State University
Issued Nov 2020 · No Expiration Date
Credential ID ECVAEGX8UW8E

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Gathering and Developing the News
Michigan State University
Issued Oct 2020 · No Expiration Date
Credential ID 2KJ8V2M7DELX

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What is News?
Michigan State University
Issued Oct 2020 · No Expiration Date
Credential ID GPAXA6RK57HP

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Skills & endorsements

Entrepreneurship · 31
 Endorsed by **Johnny Monsarrat**, who is highly skilled at this    Endorsed by **2 of Alfred's colleagues at Antler**

Customer Service · 25
 Endorsed by **2 of Alfred's colleagues at Antler**

Customer Satisfaction · 20
Endorsed by **John M Blinstrub**, who is highly skilled at this   Endorsed by **2 of Alfred's colleagues at Antler**

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Accomplishments

3 **Languages** ⌄
English • Spanish • Tagalog

1 **Organization** ⌄
Life Underwriters Association of the Philippines

1 **Publication** ⌄
Journey To Financial Security: Build Lasting Wealth For You And Your Family